Exhibit 99.2
Suntech to Acquire 375MW of Wafer Manufacturing Capacity
Vertical Integration Expected to Reduce Cost and Improve Profitability
San Francisco and Wuxi, China, November 17, 2010 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced that it is in the process of acquiring 375MW of ingot and wafer slicing capacity in China.
The wafer manufacturing capacity is being spun off from a subsidiary of Glory Silicon Technology Investments (Hong Kong) Limited, in which Suntech holds an equity investment. Suntech will acquire the remaining 70% shares of the capacity for a total cash consideration of approximately $127 million, which is the total consideration after an offset of approximately $80 million of liabilities owed to Suntech. Post the acquisition, Suntech will own 100% of the 375MW of wafer manufacturing capacity in China. Suntech will take operational control in the fourth quarter of 2010 and it is expected to be immediately accretive to earnings.
Suntech Chairman and CEO Dr. Zhengrong Shi stated, “The acquisition of wafer manufacturing capacity is the next step of our vertical integration, which will enable Suntech to balance dual goals of large scale and low cost. The proximity of the manufacturing facility, operating experience of the management team and ample capacity make this an ideal acquisition for Suntech.”
“Over the next 12 months, we intend to expand internal wafer capacity to 25% to 50% of our total cell and module capacity. This should enable us to significantly reduce wafer cost, and improve profitability,” Dr. Shi continued. “Going forward, we also plan to leverage Suntech’s global R&D resources to drive innovation and efficiency improvements in ingot and wafer manufacturing processes.”
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 12,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes Suntech’s ability to close the acquisition of the 375MW of wafer manufacturing capacity; Suntech’s ability to reduce wafer cost and improve profitability; and Suntech’s ability to leverage its global R&D resources to drive innovation and efficiency improvements in ingot and wafer manufacturing processes. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Email: ir@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com